Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Board Meeting on October 25, 2019 under Regulation 29 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations")

Mumbai, October 18, 2019:

1.

Pursuant to Regulation 29 (1) (a) of the SEBI Listing Regulations we hereby inform that a meeting of the Board of Directors (the "Board") of the Company is scheduled to be held on Friday, October 25, 2019 (“Meeting”), inter alia to consider and approve the Audited Financial Results (Standalone) and Unaudited Consolidated Financial Results (with Limited Review) for the quarter and half year ended September 30, 2019.

Further, we would like to inform you that as per the 'Tata Code of Conduct for Prevention of insider trading' pursuant to the amended SEBI (Prohibition of Insider Trading) Regulations, 2015, the Company has intimated its 'designated persons' regarding the closure of the trading window from September 24, 2019 till the expiry of 48 hours from the date the said Results are made public (both days inclusive) i.e. October 27, 2019.

2.

Pursuant to Regulation 29 (1) (d) of the SEBI Listing Regulations and other applicable rules and regulations, we hereby inform you that the Board in the said Meeting would also consider the proposal for raising funds by way of issue of one or more instruments including equity shares, convertible securities of any description or warrants or debt securities, through preferential issue, private placements, rights issue or any other methods or combination thereof as may be permitted under applicable laws, subject to such regulatory/statutory approvals as may be required, including the approval of the shareholders of the Company.

3.

Pursuant to Regulation 30 of the SEBI Listing Regulations, we would like to inform that post announcement of the Financial Results to BSE Limited and National Stock Exchange of India Limited, the Company will on the same day have an Analyst call which would also be announced on the Company's website at www.tatamotors.com.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.